Exhibit 99.2

DoubleDown Interactive Co., Ltd.
Condensed Consolidated Interim Financial Statements (Unaudited)
As of and for the three and nine months ended September 30, 2025 and 2024

DoubleDown Interactive Co., Ltd.
Consolidated Interim Statement of Financial Position
(in thousands of U.S. dollars)

		September 30,	December 31,
	Notes	2025	2024
		(unaudited)
Assets
Cash and cash equivalents	3	$348,338	$334,850
Short-term investments	3	90,856	80,000
Accounts receivable, net	3	34,134	30,778
Prepaid expenses and other assets		10,194	7,614
Total current assets		$483,522	$453,242
Property and equipment, net		1,136	1,025
Right-of-use assets, net	5,14	4,682	4,308
Intangible assets, net	4	82,683	47,666
Goodwill	4	433,948	395,804
Deferred tax asset		171	3,373
Other non-current assets	3	10,944	746
Total non-current assets		$533,564	$452,922
Total assets		$1,017,086	$906,164
Liabilities and equity
Accounts payable and accrued expenses	3,14	$24,477	$14,990
Current lease liabilities	3,5,14	1,310	1,162
Income taxes payable		3,104	1,512
Contract liabilities		1,523	1,754
Current portion of borrowings with related party	3,6,14	35,658	—
Other current liabilities		2,509	3,966
Total current liabilities		$68,581	$23,384
Long-term borrowings with related party	3,6,14	-	34,014
Non-current lease liabilities	3,5,14	3,913	3,510
Deferred tax liabilities		15,172	-
Other non-current liabilities	7	3,494	3,223
Total non-current liabilities		$22,579	$40,747
Total liabilities		$91,160	$64,131
Equity
Share capital	9	21,198	21,198
Share premium	9	359,280	359,280
Accumulated comprehensive loss		(5,342)	(10,688)
Retained earnings		550,534	472,125
Equity attributable to DoubleDown Interactive Co., Ltd.		$925,670	$841,915
Equity attributable to non-controlling interests		256	118
Total equity		$925,926	$842,033
Total liabilities and equity		$1,017,086	$906,164

See accompanying notes to the condensed consolidated interim financial statements.

DoubleDown Interactive Co., Ltd.
Consolidated Interim Statement of Comprehensive Income
(Unaudited, in thousands of U.S. dollars, except per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2025	2024	2025	2024
Revenue	10,15	$95,847	$82,981	$264,152	$259,360
Operating expenses:
Cost of revenue	11,14	(27,888)	(24,794)	(75,700)	(79,072)
Sales and marketing	11	(15,736)	(9,161)	(42,961)	(35,795)
Research and development	11	(4,192)	(3,242)	(9,879)	(11,387)
General and administrative	11	(13,025)	(10,481)	(38,652)	(30,447)
Other income		28	97	213	350
Other expense		(47)	(58)	(141)	(153)
Total operating expenses		(60,860)	(47,639)	$(167,120)	$(156,504)
Operating profit		$34,987	$35,342	$97,032	$102,856
Finance income		4,526	751	12,872	15,716
Finance cost		1,610	(2,193)	(5,383)	(3,781)
Profit before income tax		$41,123	$33,900	$104,521	$114,791
Income tax expense	8	(8,362)	(8,785)	(25,974)	(26,128)
Profit for the interim period		$32,761	$25,115	$78,547	$88,663
Other comprehensive income (loss):
Pension adjustments, net of tax		39	102	139	303
Gain (loss) on foreign currency translation		(1,920)	4,951	5,207	(733)
Total comprehensive income for the interim period		$30,880	$30,168	$83,893	$88,233
Profit attributable to:
DoubleDown Interactive Co., Ltd.		32,721	25,014	78,409	88,421
Non-controlling interests		40	101	138	242
Total comprehensive income attributable to:
DoubleDown Interactive Co., Ltd.		30,840	30,068	83,755	88,054
Non-controlling interests		40	100	138	179

Earnings per share:	12
Basic		$13.21	$10.10	$31.65	$35.69
Diluted		$13.21	$10.10	$31.65	$35.69

See accompanying notes to the condensed consolidated interim financial statements.

DoubleDown Interactive Co., Ltd.
Consolidated Interim Statement of Changes in Equity
(in thousands of U.S. dollars)

		Attributable to DoubleDown Interactive Co., Ltd
	Notes	Share capital	Share premium	Accumulated other comprehensive income (loss)	Retained earnings	Sub-total	Non - controlling interests	Total equity
As of January 1, 2024	9	$21,198	$359,280	$(810)	$348,020	$727,688	$157	$727,845
Comprehensive income (loss) for the interim period
Profit for the interim period		—	—	—	88,421	88,421	242	88,663
Other comprehensive income (loss)		—	—	(368)	—	(368)	(62)	(430)
Sub-total of comprehensive income (loss) for the year		$—	$—	$(368)	$88,421	$88,053	$180	$88,233
Transaction with owners, recognized directly in equity
Dividends distributed to noncontrolling interests		—	—	—	—	—	(149)	(149)
As of September 30, 2024 (unaudited)	9	$21,198	$359,280	$(1,178)	$436,441	$815,741	$188	$815,929
Transaction with owners, recognized directly in equity
As of January 1, 2025	9	$21,198	$359,280	$(10,688)	$472,125	$841,915	$118	$842,033
Comprehensive income (loss) for the interim period
Profit for the interim period		—	—	—	78,409	78,409	138	78,547
Other comprehensive income (loss)		—	—	5,346	—	5,346	—	5,346
Sub-total of comprehensive income (loss) for the interim period		$—	$—	$5,346	$78,409	$83,755	$138	$83,893
As of September 30, 2025 (unaudited)	9	$21,198	$359,280	$(5,342)	$550,534	$925,670	$256	$925,926

See accompanying notes to the condensed consolidated interim financial statements.

DoubleDown Interactive Co., Ltd.
Consolidated Interim Statement of Cash Flows
(Unaudited, in thousands of U.S. dollars)

		Nine months ended September 30,
	Notes	2025	2024
Cash flows from operating activities
Profit for the interim period		$78,547	$88,663
Adjustments to reconcile profit to net cash from operating activities:
Depreciation and amortization	4,5,11,15	4,801	4,091
Unrealized gain on foreign currency	3	(366)	(246)
Unrealized loss on foreign currency	3	445	1,765
Gain on foreign currency transaction	3	(279)	—
Loss on foreign currency transaction	3	1,527	—
Gain on valuation of financial assets and liabilities	3	(18)	—
Loss on valuation of financial assets and liabilities	3	881	20
Interest income	3	(12,126)	(11,305)
Interest expense	3	1,423	1,602
Miscellaneous income		—	(233)
Provision for severance benefits	7	349	175
Other long-term employee benefits		913	1,145
Income tax expense		25,974	26,128
Working capital adjustments:
Accounts receivable, net		1,103	(948)
Prepaid expenses, and other assets		559	1,664
Other non-current assets		92	(7,261)
Accounts payable and accrued expenses		2,893	(588)
Contract liabilities		(442)	(1,039)
Other current and non-current liabilities		(3,212)	(686)
Cash generated from operations		$103,064	$102,947
Interest received		13,779	10,159
Interest paid		(198)	(311)
Income taxes paid		(22,508)	(10,211)
Net cash inflow from operating activities		$94,137	$102,584
Cash flows from investing activities
Purchase of property and equipment		(174)	(291)
Disposal of property and equipment		4	2
Purchase of intangible assets		—	(5)
Acquisition of WHOW Games		(61,570)	—
Purchase of financial assets at fair value through profit or loss		(9,815)	—
Purchase of short-term investments		(186,148)	(81,659)
Disposal of short-term investment		178,009	66,795
Net cash (outflow) from investing activities		$(79,694)	$(15,158)
Cash flows from financing activities
Repayment of lease liabilities		(848)	(1,455)
Payment of dividends		$—	$(321)
Net cash (outflow) from financing activities		$(848)	$(1,776)
Net increase in cash and cash equivalents		$13,595	$85,650
Effect of exchange rate changes on cash and cash equivalents		$(107)	$90
Cash and cash equivalents at beginning of the interim period		$334,850	$206,911
Cash and cash equivalents at end of the interim period		$348,338	$292,651
See accompanying notes to the condensed consolidated interim financial statements.

DoubleDown Interactive Co., Ltd.
Notes to the Condensed Consolidated Interim Financial Statements (unaudited)
1.    General information
Background and nature of operations
DoubleDown Interactive Co., Ltd. (“DDI,” “we,” “us,” “Parent Company,” “our” or “the Company,” formerly known as The8Games Co., Ltd.) was incorporated in 2008 in Seoul, Korea as an interactive entertainment studio, focused on the development and publishing of casual games and mobile applications. DDI is a subsidiary of DoubleU Games Co., Ltd. (“DUG” or “DoubleU Games”), a Korean company and our controlling shareholder holding 67.1% of our outstanding shares. In 2017, DDI acquired Double Down Interactive, LLC (“DDI-US”) from International Gaming Technologies (“IGT”) for approximately $825 million. DDI-US is our primary revenue-generating company. In October 2023, the Company acquired an iGaming operator, SuprNation AB (together with its subsidiaries, “SuprNation”), which is now a direct, wholly-owned subsidiary of DDI-US. The acquisition diversifies the digital games categories that the Company addresses with the addition of three real-money iGaming sites in Europe. In July 2025, the Company acquired WHOW Games GmbH, a social casino developer headquartered in Hamburg, Germany (“WHOW Games”), which is now a direct, wholly-owned subsidiary of DDI-US. In September 2025, DDI-US completed the conversion from a Washington limited liability company to a Nevada limited liability company.
We develop and publish digital gaming contents on various mobile and web platforms through our multi-format interactive all-in-one game experience concept. We host DoubleDown Casino, DoubleDown Classic, and DoubleDown Fort Knox within various formats, SuprNation’s three brands, Duelz, VoodooDreams, and NYSpins, on web platforms, and WHOW Game’s proprietary brands, mainly MyJackpot and Lounge777, and licensed brand, mainly Merkur24, on both web and mobile platforms.
On September 2, 2021, we completed our initial public offering (“IPO”) of American Depositary Shares (“ADSs”), each representing 0.05 share of a common share, with par value of ₩10,000 per share, of the Company. Our ADSs trade on the NASDAQ Stock Market (“NASDAQ”) under the symbol “DDI.”
2.    Basis of preparation and material accounting policies
Basis of preparation
The accompanying condensed consolidated interim financial statements are presented in conformity with International Financial Reporting Standards (“IFRS Accounting Standards”) as issued by International Accounting Standard Board (“IASB”), and include the accounts of DDI and its controlled subsidiaries. All intercompany transactions, balances, and unrealized gains or losses have been eliminated. Our unaudited condensed consolidated interim financial statements include all adjustments of a normal, recurring nature necessary for the fair statement of the results for the interim periods presented. The results for the interim period presented are not necessarily indicative of those for the full year. The condensed consolidated interim financial statements should be read in conjunction with our consolidated financial statements for the year ended December 31, 2024.
Use of estimates
The preparation of financial statements in conformity with IFRS requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures. We base our estimates and assumptions on current facts, historical experience, and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and the actual results, future operating results may be affected.

The significant accounting estimates and assumptions used in the preparation of these condensed consolidated interim financial statements are consistent with those applied in the preparation of the annual consolidated financial statements for the year ended December 31, 2024, except for the estimation method used in determining income tax expense and those newly applied in relation to the business combination during the interim period ended September 30, 2025.
The income tax expense for the interim period is calculated by applying the estimated average annual effective tax rate to the profit before tax for the period.
Accounting policies
The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied in the preparation of the consolidated financial statements as of and for the year ended December 31, 2024, except for the adoption of new standards or interpretations effective from January 1, 2025.
New standards and interpretations adopted during the interim period
Amendments to IAS 21 - Lack of Exchangeability
The amendment to IAS 21 The Effects of Changes in Foreign Exchange Rates will require the application of a consistent approach when assessing whether a currency can be exchanged for another currency and, when it cannot, determining the exchange rate to be used, and the related disclosures. The amendments are effective for annual reporting periods beginning on or after January 1, 2025, with earlier adoption permitted. The adoption of these amendments does not have a material impact on the Company’s condensed consolidated interim financial statements.
3.    Financial instruments
3.1.    Financial assets
Financial assets by category as of September 30, 2025 and December 31, 2024 are as follows (in thousands):

	September 30, 2025
	Financial assets at fair value through profit or loss	Financial assets measured at amortized cost
Current assets
Cash and cash equivalents	$—	$348,338
Short-term investments	—	90,856
Accounts receivable, net	—	34,134
Accrued income	—	1,596
Financial assets at fair value through profit or loss	8	—
Total	$8	$474,924
Non-current assets
Financial assets at fair value through profit or loss	10,452	—
Total	$10,452	$—

	December 31, 2024
	Financial assets at fair value through profit or loss	Financial assets measured at amortized cost
Current assets
Cash and cash equivalents	$—	$334,850
Short-term investments	—	80,000
Accounts receivable, net	—	30,778
Accrued income	—	2,996
Total	$—	$448,624
Non-current assets
Financial assets at fair value through profit or loss	417	—
Total	$417	$—
3.2.    Financial liabilities
Financial liabilities by category as of September 30, 2025 and December 31, 2024 are as follows (in thousands):

	September 30, 2025
	Financial liabilities at fair value through profit or loss	Financial liabilities measured at amortized cost
Current liabilities
Accounts payable	$—	$16,852
Accrued expenses (1)	—	7,625
Current lease liabilities	—	1,310
Current portion of borrowings with related party	—	35,658
Other current liabilities	—	2,208
Financial liabilities at fair value through profit or loss	881	—
Total	$881	$63,653
Non-current liabilities
Non-current lease liabilities	—	3,913
Total	$—	$3,913

(1)Annual leave allowance that should be paid to employees is excluded.

	December 31, 2024
	Financial liabilities at fair value through profit or loss	Financial liabilities measured at amortized cost
Current liabilities
Accounts payable	$—	$2,889
Accrued expenses (1)	—	12,101
Current lease liabilities	—	1,162
Total	$—	$16,152
Non-current liabilities
Non-current lease liabilities	—	3,510
Long-term borrowings with related party	—	34,014
Other non-current liabilities	—	936
Total	$—	$38,460
(1)Annual leave allowance that should be paid to employees is excluded.

3.3.    Fair value hierarchy
Fair value hierarchy classifications of the financial assets and liabilities that are measured at fair value disclosed in fair value as of September 30, 2025 and December 31, 2024 are as follows (in thousands):

	September 30, 2025
	Level 1	Level 2	Level 3	Total
Financial assets and liabilities at fair value through profit or loss
Financial assets	$—	$10,030	$430	$10,460
Financial liabilities	—	881	—	881

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Financial assets and liabilities at fair value through profit or loss
Financial assets	$—	$—	$417	$417
Financial liabilities	—	—	—	—
3.4.    Valuation techniques and the inputs
The valuation techniques and inputs used for fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as of September 30, 2025 and December 31, 2024 are as follows (in thousands):

	September 30, 2025	December 31, 2024	Level	Valuation techniques
Financial assets at fair value through profit or loss	$430	$417	3	Market-based fair value approach
Financial assets at fair value through profit or loss	$10,030	$—	2	Market-based fair value approach
Financial liabilities at fair value through profit or loss	$881	$—	2	Market-based fair value approach

3.5.    Net gains or losses by category of financial instruments

	Three months ended September 30,		Nine months ended September 30,
(in thousands)	2025	2024	2025	2024
Financial assets at fair value through profit or loss
Gain on valuation of financial assets	$18	$—	$18	$—
Unrealized gain on foreign currency	110	—	110	—
Loss on valuation of financial assets	15	(7)	(6)	(20)
Gains (losses) on disposal	(426)	—	(426)	—
Sub-total	$(283)	$(7)	$(304)	$(20)
Financial assets at amortized cost
Interest income	4,212	4,045	12,126	11,305
Gain on foreign currency transactions	83	26	361	4,164
Unrealized gain on foreign currency	126	(3,415)	256	122
Loss on foreign currency transactions	(721)	(321)	(2,161)	(375)
Unrealized loss on foreign currency	1,276	(1,283)	(445)	(1,757)
Sub-total	$4,976	$(948)	$10,137	$13,459
Total	$4,693	$(955)	$9,833	$13,439
Financial liabilities at fair value through profit or loss
Loss on valuation of financial liabilities	$1,987	$—	$(875)	$—
Sub-total	$1,987	$—	$(875)	$—
Financial liabilities at amortized cost
Interest expense	(510)	(557)	(1,423)	(1,602)
Gain on foreign currency transactions	(24)	(29)	—	1
Unrealized gain on foreign currency	—	124	—	124
Loss on foreign currency transactions	(9)	(17)	(46)	(19)
Sub-total	$(543)	$(486)	$(1,469)	$(1,504)
Total	$1,444	$(486)	$(2,344)	$(1,504)

4.    Intangible assets and goodwill
Changes in the net book value of intangible assets for the nine months ended September 30, 2025 and 2024 are as follows (in thousands):

	September 30, 2025
	Goodwill	Trademarks	Customer relationships	Purchased technology	Development costs	Software	Total
Balance at January 1, 2025	$395,804	$35,009	$6,197	$6,072	$—	$388	$443,470
Acquisition	—	—	—	—	—	65	65
Acquired from business combination	36,126	500	—	—	—	36,487	$73,113
Amortization	—	(28)	(1,762)	(554)	—	(1,283)	(3,627)
Translation differences	2,018	3	695	738	—	156	3,610
Ending balance	$433,948	$35,484	$5,130	$6,256	$—	$35,813	$516,631

	September 30, 2024
	Goodwill	Trademarks	Customer relationships	Purchased technology	Development costs	Software	Total
Balance at January 1, 2024	$396,704	$35,000	$8,885	$7,162	$—	$524	$448,275
Acquisition	—	13	—	—	—	5	18
Amortization	—	(2)	(1,712)	(538)	—	(86)	(2,338)
Translation differences	183	—	55	68	—	2	308
Ending balance	$396,887	$35,011	$7,228	$6,692	$—	$445	$446,263
5.    Lease
5.1. Our leases primarily consist of real estate leases for office space and do not have any non-lease components. The leases typically run for a period of 2 ~10 years, with an option to renew or terminate the lease after that date. No restrictions or covenants are imposed on leases, but the lease assets shall not be provided as collateral for borrowings.
5.2.    Changes in right-of-use assets and lease liabilities:
Changes in right-of-use assets and lease liabilities for the nine months ended September 30, 2025 and 2024 are as follows (in thousands):

	Right-of-use assets	Lease liabilities
	Office
Balance at January 1, 2025	$4,308	$4,673
Depreciation	(940)	—
Acquired from business combination	1,163	1,232
Interest expense relating to lease liabilities	—	197
Payments of lease liabilities	—	(1,046)
Translation differences	151	167
Balance at September 30, 2025	$4,682	$5,223

	Right-of-use assets	Lease liabilities
	Office
Balance at January 1, 2024	$7,071	$7,577
Acquisitions	1,069	891
Depreciation	(1,610)	—
Reassessment	(2,067)	(2,125)
Interest expense relating to lease liabilities	—	311
Payments of lease liabilities	—	(1,766)
Translation differences	184	(218)
Balance at September 30, 2024	$4,647	$4,670
6.    Long-term borrowings
The following table represents borrowings from DoubleU Games (in thousands):

	September 30, 2025	December 31, 2024
4.6% Senior Notes due to related party due May 27, 2026 (1)	$35,658	$34,014
(1) DoubleU Games extended three loans to us on May 25, 2018, August 27, 2018, and November 26, 2018 (collectively, the “4.6% Senior Notes”), and the aggregate outstanding principal amount as of September 30, 2025 was $35.7 million. In May 2024, a voluntary interest payment of $9.6 million was made, and the maturity of each 4.6% Senior Note, originally due on May 27, 2024, was extended by two years to May 27, 2026, including the remaining outstanding principal amount under the 4.60% Senior Notes.
7.    Retirement benefit plan
7.1 Defined benefit pension plan
We operate a defined benefit pension plan under employment regulations in Korea. The plan services the employees located in Seoul and is a final wage-based pension plan, which provides a specified amount of pension benefit based on length of service. The service cost components of the net periodic benefit costs are charged to current operations based on the employee’s functional area. The change in actuarial gains or losses, which is not significant, was included in other comprehensive income.
7.2 Details of defined benefit liabilities
The following table presents net defined benefit liabilities (defined benefit assets) (in thousands):

	September 30, 2025	December 31, 2024
Present value of defined benefit obligations	$2,234	$1,977
Fair value of plan assets	(2,041)	(2,008)
Net defined benefit liabilities (assets)	$193	$(31)
8.    Income taxes
The income tax expense for the interim period has been recognized based on management’s best estimate of the weighted average annual effective tax rate expected for the full fiscal year ending December 31, 2025. Separately, management estimates that the weighted average annual effective tax rate for the nine months ended September 30, 2025 will be 24.9%, compared to 22.8% for the nine months ended September 30, 2024.
9.    Shareholders’ equity
We have 200,000,000 total authorized shares with 2,477,672 common shares issued and outstanding at September 30, 2025 and 2024, and the par value per share is KRW10,000.

9.1. Changes in share capital
The following table represents common shares, share capital and premium (in thousands, except shares):

	Common shares	Share capital	Share premium	Total
Balance at January 1, 2024	2,477,672	$21,198	$359,280	$380,478
Balance at September 30, 2024	2,477,672	$21,198	$359,280	$380,478
Balance at January 1, 2025	2,477,672	$21,198	$359,280	$380,478
Balance at September 30, 2025	2,477,672	$21,198	$359,280	$380,478
10.    Revenue from contract with customers
10.1 Disaggregation of revenue
The Company distinguishes between revenue recognized over time and revenue recognized at a point in time.
The table below presents revenue by service contract type, geographical market, and the timing of performance obligation satisfaction (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Type of service (1)
Social casino game	$79,618	$75,171	$219,237	$235,326
Geographical market (1)
U.S.	60,996	65,147	182,507	205,275
International	18,622	10,024	36,730	30,051
Total	$79,618	$75,171	$219,237	$235,326
Timing of revenue recognition (1)
Over the time	78,670	75,047	$218,140	$234,747
At a point in time	948	124	1,097	579
Total (1)	$79,618	$75,171	$219,237	$235,326
(1)iGaming revenues are excluded, amounting to $44,915 thousand for the nine months ended September 30, 2025 and $24,034 thousand for the nine months ended September 30, 2024.
The following table disaggregates revenue between mobile and web platforms (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Mobile	$54,485	$55,696	$155,450	$176,954
Web	25,133	19,475	63,787	58,372
Total (1)	$79,618	$75,171	$219,237	$235,326
(1)iGaming revenues are excluded, amounting to $44,915 thousand for the nine months ended September 30, 2025 and $24,034 thousand for the nine months ended September 30, 2024.

10.2 Contract assets, contract liabilities with customers
The following table summarizes our opening and closing balances in contract assets and contract liabilities (in thousands):

	September 30, 2025	December 31, 2024
Contract assets (1)	$429	$526
Contract liabilities (2)	1,523	1,754
(1)Contract assets are included within prepaid expenses and other assets in our consolidated interim financial position.

(2)The revenue recognized during the current year from the contract liabilities balance at the beginning of the reporting period is $1,754 thousand for the nine months ended September 30, 2025 and $2,520 thousand for the nine months ended September 30, 2024.
11.    Classification of operating expenses by nature
Details of classification of expenses by nature for the three and nine months ended September 30, 2025 and 2024 are as follows (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Personnel expenses	$6,692	$7,933	$19,654	$25,834
Depreciation and amortization	2,148	833	3,862	2,480
Depreciation of right-of-use assets	364	366	940	1,610
Taxes and dues	4,808	1,912	13,090	5,958
Fees and commissions	31,573	28,229	86,828	88,124
Advertising expenses	13,319	7,829	37,301	30,975
Other expenses	1,937	577	5,517	1,721
Total (1)	$60,841	$47,679	$167,192	$156,702
(1)Total cost of revenue, sales and marketing, research and development and general and administrative expenses per the consolidated interim statement of comprehensive income.
12.    Earnings per share
12.1.    Basic earnings per share is computed by dividing earning by the weighted-average number of common shares outstanding for the period, without consideration for potentially dilutive securities. The following table presents the calculation of basic earnings per share (in thousands, except share and per share amounts):

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Numerator:
Profit applicable to DoubleDown Interactive Co., Ltd.	$32,721	$25,014	$78,409	$88,421
Weighted average shares outstanding - basic	2,477,672	2,477,672	2,477,672	2,477,672
Basic earnings per share	$13.21	$10.10	$31.65	$35.69
12.2.    Diluted earnings per share is computed by dividing profit applicable to owners of the Company by the weighted-average number of common shares and dilutive common share equivalents outstanding for the period. The Company does not have dilutive potential ordinary shares outstanding. Accordingly, the diluted earnings per share for the nine months ended September 30, 2025 and 2024 are the same as the basic earnings per share.
13.    Commitments and contingencies
13.1.    Publishing and license agreements
DoubleU Games
We entered into the DoubleU Games License Agreement on March 7, 2018, which was subsequently amended on July 1, 2019 and November 27, 2019. On October 1, 2023, DDI-US entered into the Game Development Services Agreement with DoubleU Games, which supersedes the DoubleU Games License Agreement. Pursuant to the Game Development Services Agreement, DoubleU Games grants us, through DDI-US, an exclusive license to develop and distribute certain DoubleU Games social casino game titles and sequels thereto in the social online game field of use. We are obligated to pay a royalty license fee to DoubleU Games in connection with these rights, with certain customary terms and conditions. As of September 30, 2025, we licensed from DUG approximately 61 game titles under the terms of this agreement.
In October 2023, we, through DDI-US, entered into a Game Development Services Agreement with DoubleU Games pursuant to which DDI-US will pay service fees to DoubleU Games for certain game maintenance services and product planning and user analysis services provided by DoubleU Games.
We, through SuprPlay Limited, also entered into a new game license agreement with DoubleU Games with effect from August 20, 2024. We are obligated to pay a royalty license fee to DoubleU Games in connection with these rights, with certain customary terms and conditions.
International Gaming Technologies (“IGT”)
In 2017, we entered into a Game Development, Distribution, and Services Agreement with IGT. Under the terms of the agreement, IGT will deliver game assets so that we can port (a process of converting the assets into functioning slot games by platform) the technology for inclusion in our gaming apps. The agreement includes game assets that are used to create new games. Under the agreement, we paid IGT an initial royalty rate of 10% of revenue for their proprietary assets and 15% of revenue for third-party game asset types. Effective January 1, 2019, we amended the agreement to revise the royalty rate for proprietary game asset types to 7.5% of revenue. The initial term of the agreement is ten (10) years with up to two additional five-year periods. Costs incurred in connection with this agreement for the nine months ended September 30, 2025 and 2024 totaled $2.1 million and $3.4 million, respectively, and are recognized as a component of cost of revenue.
13.2.    Legal contingencies
As of September 30, 2025, the Company is a defendant in four lawsuits seeking damages, filed in the states of Alabama, Kentucky, and Tennessee. These lawsuits allege that the Company’s social casino-themed games constitute unlawful gambling under state laws. The Company denies the allegations, contends its games are not gambling under the applicable law, and contends that the case suffers from various procedural defects. At this time, the Company is unable to reasonably predict the outcome of these legal proceedings and cannot estimate what impact, if any, the litigation may have on the Company’s condensed consolidated interim financial statements.
13.3.    Director and Officers’ indemnification agreement
The Company’s maximum aggregate liability for all loss and expenses on account of any and all requests for indemnity under the Indemnification Agreement or any similar indemnity agreement with any other indemnitee will be $5,000,000 per every 12-month period.
13.4.    Other matters
IGT Letter
In March 2025, DDI-US received a letter from IGT (“IGT Letter”) purporting to terminate the Company’s licenses to develop and distribute IGT social casino game titles throughout the United States. The IGT Letter cited the January 2025 public memo issued by the Washington State Gambling Commission (“WSGC”), where the WSGC encouraged companies offering virtual casino-style games to Washington residents to review their games and ensure compliance with state gambling regulations. While the outcome of this matter is currently uncertain, the Company believes that IGT has no basis to terminate the licenses and that the Company’s distribution of the licensed games is not prohibited under Washington State law.

SuprNation Performance Based Compensation
Contemporaneously with entering into the definitive agreement, the Company also adopted an eighteen-month performance-based incentive plan for certain key employees of SuprNation, under which the key employees may earn up to a total of $6.5 million in addition to $5.5 million held in escrow, which vest over the eighteen-month period. The performance-based incentive plan is contingent upon the achievement of certain revenue and other performance targets by the acquired business and the continued employment of such key employees between 2023 and 2025. Such plan became effective at the closing of the transaction. In August 2024, $4.2 million of the incentive plan was modified to be contingent solely upon continued employment. During nine months ended September 30, 2025 and 2024, the Company recognized total expenses of $2.5 million and $5.0 million, respectively, for the performance-based incentive plan. All of the compensation under the plan has been paid as of September 2025.
14.    Related party transactions
14.1.    Related party
Our related party transactions comprise of expenses for use of intellectual property, borrowings, and sublease. We may also incur other expenses with related parties in the ordinary course of business, which are included in the condensed consolidated interim financial statements. The related party is as follows:

Relationship	Company name
Controlling shareholder	DoubleU Games Co., Ltd
14.2.    Transactions with related party
The following is a summary of expenses charged by DoubleU Games (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Royalty expense	$346	$564	$1,200	$1,805
Other expense	1,455	1,339	$4,872	$3,658
14.3    Account balances with related party
Amounts due to DoubleU Games are as follows (in thousands):

	September 30, 2025	December 31, 2024
Accounts payable and accrued expenses	$1,495	$1,958
Other receivables	6	3
14.4.    Borrowing transaction with related party
Borrowing transaction details to DoubleU Games are as follows (in thousands):

	September 30, 2025	December 31, 2024
4.6% Senior notes with related party	$35,658	$34,014
Accrued interest on 4.6% Senior Notes with related party	2,208	936

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Interest expense	$419	$425	$1,218	$1,268

14.5.    Lease transactions with related party
Lease transaction details to DoubleU Games are as follows (in thousands):

	September 30, 2025	December 31, 2024
Right-of-use assets	$1,877	$2,238
Lease liabilities	1,998	2,335

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Payments	$177	$268	$520	$904
Interest expenses	24	63	$74	$219

15.    Segment information
15.1.    Segment reporting
Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, our Chief Executive Officer, in making decisions regarding resource allocation and assessing performance. Total assets and liabilities for each segment are not reported to chief operating decision maker. We operate in the following business segments: social casino games and iGaming (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Revenue:
Social casino games	$79,618	$75,171	$219,237	$235,326
iGaming	16,229	7,810	44,915	24,034
Total Revenue	$95,847	$82,981	$264,152	$259,360
Advertising expenses:
Social casino games	$6,725	$6,174	$19,968	$23,955
iGaming	6,594	1,655	17,333	7,020
Total advertising expenses	$13,319	$7,829	$37,301	$30,975
Depreciation and amortization (including right-of-use assets):
Social casino games	$1,612	$362	$2,220	$1,606
iGaming	899	837	2,581	2,484
Total depreciation and amortization (including right-of-use assets)	$2,511	$1,199	$4,801	$4,090
Interest income:
Social casino games	$4,212	$4,045	$12,126	$11,305
iGaming	—	—	—	—
Total interest income	$4,212	$4,045	$12,126	$11,305
Interest expense:
Social casino games	$508	$549	$1,418	$1,582
iGaming	1	8	4	20
Total interest expense	$509	$557	$1,422	$1,602
Profit before income tax:
Social casino games	$43,746	$34,181	$110,305	$117,386
iGaming	(2,623)	(281)	(5,784)	(2,595)
Total profit before income tax	$41,123	$33,900	$104,521	$114,791

15.2.    Disaggregation of revenue and non-current assets
The Company’s business operations are located in domestic and international regions, including the United States. We believe disaggregation of our revenue based on platform and geographical location are appropriate categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.
The following table presents our revenue disaggregated based on the geographical location of our players (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
U.S.	$60,996	$65,146	$182,507	$205,275
Canada	4,796	4,980	14,043	14,800
United Kingdom	15,929	6,133	42,268	19,287
Korea	—	—	—	—
International-other	14,126	6,722	25,334	19,998
Total	$95,847	$82,981	$264,152	$259,360
The following table presents non-current assets by geographical regions (in thousands):

	September 30, 2025	December 31, 2024
Korea	$2,444	$2,479
U.S.	416,077	416,835
Europe	103,781	29,818
Total (1)	$522,302	$449,132
(1) The amounts related to financial assets at fair value through profit or loss and deferred tax assets are excluded.
15.3.    Major external customers
No individual external customer accounted for more than 10% of consolidated revenue for each of the nine months ended September 30, 2025 and 2024.

16. Acquisition
Business Combination – WHOW Games
On July 14, 2025 (July 15, 2025 Korea Standard Time), the Company completed its acquisition of WHOW Games GmbH (“WHOW Games”), a social casino developer headquartered in Hamburg, Germany, which is now a direct, wholly-owned subsidiary of DDI-US, for a total cash purchase consideration of €55.0 million (or approximately $64.3 million based on the then exchange rate). Contemporaneously with entering into the definitive agreement, the Company also adopted a twenty-four-month performance-based incentive plan for an additional earn-out payment of up to €10.0 million, payable to the seller, Azerion, at €5.0 million annually, which is contingent upon WHOW Games meeting certain performance targets during each of the first and second year following the closing date.

The following table summarizes the allocation of the purchase consideration to the acquisition-date fair value of the assets acquired and liabilities assumed (in thousands):

Ⅰ. Total purchase consideration	$64,283
Ⅱ. Identifiable Assets and liabilities, net	28,157
Cash and cash equivalents	2,714
Accounts receivable	4,409
Prepaid expenses, and other assets	164
Intangible assets	36,987
Property and equipment	255
Right-of-use assets	1,163
Deferred tax assets	188
Other non-current assets	193
Accounts payable and other payables	(3,930)
Income taxes payable	(2,350)
Current lease liabilities	(1,232)
Other current liabilities	(516)
Deferred tax liabilities	(9,888)
Ⅲ. Goodwill (Ⅰ-Ⅱ)	$36,126
Goodwill represents the excess of the purchase price over the preliminary fair value of identifiable assets acquired and liabilities assumed at the acquisition date and is primarily attributable to the assembled workforce and expected synergies at the time of the acquisition. The allocation of the purchase price is still provisional and subject to change within the measurement period, including potential adjustments to deferred tax balances.